Exhibit 23

The Board of Directors

Duke Realty Corporation:

We consent to incorporation by reference in the registration statement (No. 33-55727) on Form S-8 of Duke Realty Corporation of our report dated May 24, 2002, relating to the statements of net assets available for plan benefits of Duke 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedules, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4j - Schedule of Reportable Transactions, which report appears in the December 31, 2001, annual report on Form 11-K of Duke 401(k) Plan.

KPMG LLP

Indianapolis, Indiana

June 28, 2002